Exhibit 4.2
DESCRIPTION OF COMMON STOCK

The following is a description of the rights of the common stock of Solitario Zinc Corp. (“Solitario” or the “Company”), related provisions of the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles”), and applicable Colorado law. This description is intended as a summary and is qualified in its entirety by, and should be read in conjunction with, the Articles, and applicable Colorado law.

We have the authority to issue 100,000,000 shares of common stock, par value $0.01 per share.

Each share of common stock entitles its holder to one vote per share on all matters that we submit to a vote of our shareholders.

The holders of common stock have equal, ratable rights to dividends from funds legally available for us to pay dividends, when, as and if declared by the board of directors, and are entitled to share ratably in all of the assets available for us to distribute to holders of common stock upon the liquidation, dissolution or winding-up of our affairs.

Holders of common stock do not have preemptive, subscription or conversion rights.

The Articles do not include any redemption or sinking fund provisions.

The outstanding shares of our common stock are fully paid and nonassessable.

The Articles do not provide for cumulative voting by shareholders.

Our common stock is listed on the NYSE American Stock Exchange under the trading symbol "XPL."

Computershare Corporation is the transfer agent and registrar of our common stock.